ROGER L. FIDLER

Attorney at Law

225 Franklin Avenue

Midland Park, N.J. 07432

(201) 670-0881

(201) 670-0888 (Fax)

rfidler0099@aol.com

October 6, 2008

Joseph Fotti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Terra Energy Resources, Ltd. Formerly Terra Media, Ltd.

Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007

File No. 000-52543

Dear Mr. Fotti:

In response to the staff’s comments contained in your letter of September 25, 2008, we remark as follows:

The Company has amended the Form 10-K/A to note that the disclosure controls and procedures were not effective at 12/31/07.  We report on such assessment under Item 9A and the deficiencies present and the reasons therefore.

Attached hereto is another statement from the Company as requested.

If any further issues arise with respect to the internal controls and reporting issues associated therewith please contact the undersigned.

Sincerely,

s/Roger L. Fidler

Roger L. Fidler

cc:

Thoams P. Monahan

TERRA ENERGY RESOURCES, LTD.

60 Knolls Crescent, Suite 9M

Bronx, NY 10463

(973) 768-4181

October 6, 2008

Joseph Fotti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Terra Energy Resources, Ltd. Formerly Terra Media, Ltd. (“Company”)

Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007

File No. 000-52543

Dear Mr. Fotti:

Pursuant to your request, please note that the Company acknowledges the following:

1)

The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and amendments thereto and any other filings;

2)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal; securities laws of the United States.

Sincerely,

s/Thomas P. Monahan

Thomas P. Monahan

President